[DEBEVOISE & PLIMPTON LLP LETTERHEAD]

January 11, 2006
Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Dundee Corporation Schedule TO-I filed on December 15, 2005 File No. 005-49492
Dear Ms. Murphy:
     This letter sets forth responses to the comments raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated December 28, 2005, with respect to the above-captioned Schedule TO-I filed by Dundee Corporation (the “Company”). For the convenience of the staff, we have reproduced each of the staff’s comments below, followed by the Company’s response to such comment.
     In conjunction with this letter, the Company is filing today via EDGAR, Amendment No. 1 to the above-captioned Schedule TO-I (“Amendment No. 1”).
Summary Term Sheet, page 2
     1. Please remove your qualification of the information in the summary. This limitation appears to limit reliance by investors on the summary. We view this limitation as inappropriate since the summary is being provided to shareholders in a public disclosure document under the federal securities laws and must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. You may urge security holders to read the entirety of the disclosure documents.

2	January 11, 2006

     Response: In response to the staff’s comment, we have revised the Offer to Purchase (the “Offer”) to remove the qualification referenced above. Please see numbered paragraph 1 of Amendment No. 1.
Payment Date, page 2
     2. Please amend your disclosure to state that you will pay the consideration offered promptly. See Rule 13e-4(f)(5) and Rule 14e-1(c). Please make corresponding changes throughout your document, including, but not limited to pages 6 and 12. We note that you will pay for shares within 3 days after the expiration date and your acknowledgement on page 11 that U.S. securities legislation requires the Company to pay consideration offered or return the shares tendered promptly after the termination or withdrawal of the offer. Further, on page 12, you should make the appropriate statement that shares not purchased will be returned promptly, not as promptly as practicable.
     Response: In response to the staff’s comment, we have revised the Offer to clarify that we will pay consideration or return shares not purchased “promptly” after the expiration date. Please see numbered paragraphs 2 to 6 and 13 to 16 of Amendment No. 1.
Conditions of the Offer, page 9
     3. Please revise your disclosure throughout this section to state that such conditions may be determined to occur in the Company’s reasonable judgment as opposed to sole judgment. As stated below, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control.
     Response: In response to the staff’s comment, we have revised the Offer to state that conditions may be determined to occur in the Company’s “reasonable judgment” rather than “sole judgment” or “sole discretion.” Please see numbered paragraphs 7, 8 and 10 of Amendment No. 1.
     4. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first and penultimate paragraphs in this section, the phrase “regardless of the circumstances giving rise to any such condition” and “regardless of circumstances (including any action or inaction by the Company)”, respectively, is not consistent with our position because it purports to allow you to assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.

3	January 11, 2006

     Response: In response to the staff’s comment, we have revised the Offer to remove the above referenced language. Please see numbered paragraphs 7 and 10 of Amendment No. 1.
     5. In the same paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is “inadvisable to proceed with the offer . . . .” However, if a listed offer condition is implicated by events that occur during the exchange offer, in order to continue the offer, you must waive that condition. As you are aware, waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.
     Response: On behalf of the Company, we confirm that the Company understands that a waiver of an offer condition may require an extension of the offer and/or the dissemination of additional offering material.
     6. The offer condition (d), regarding any change or changes . . . in the business. . . or prospects of the company or its subsidiaries . . . .” is vague. Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by a material adverse significance in your prospects, so that security holders will have the ability to objectively determine whether the condition has been triggered.
     Response: In response to the staff’s comment, we have revised the Offer to remove the word “prospects” from offer condition (d). Please see numbered paragraph 9 of Amendment No. 1.
     7. As you are aware, all conditions must be satisfied at or before expiration. Please qualify your statement that each foregoing right shall be deemed to be an ongoing right which may be asserted at any time and from time to time, accordingly.
     Response: In response to the staff’s comment, we have revised the Offer to include the above-mentioned qualification. Please see numbered paragraph 11 of Amendment No. 1.
     8. We note your statement that “[a]ny determination by the Company concerning the events described in this Section 6 shall be final and binding on all parties.” (emphasis added) Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to page 13.

4	January 11, 2006

     Response: In response to the staff’s comment, we have revised the Offer to remove the above-mentioned statement. Please see numbered paragraph 12 of Amendment No. 1.
Financial Statements, page 20
     9. Please furnish the information required by Item 1010(a) and (b) of Regulation M-A.
     Response: As discussed in our telephone conversation on Tuesday, January 3, 2006, we respectfully disagree with the staff’s comments. Schedule TO, Item 10 provides: “If material, furnish the information required by Item 1010(a) and (b) of Regulation M-A for the issuer in an issuer tender offer” [emphasis added]. Item 1010(a) and (b) calls for the issuer’s financial statements and pro forma financial statements. Instruction 2 to Item 10 of Schedule TO states that financial statements are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offeror is a public reporting company that files reports electronically on EDGAR.
     The Company’s offer satisfies each of the above criteria. Thus, the Company is not required to furnish the financial information required by Item 10. Note that this is a cross-border offer that requires the Company to comply with both United States and Canadian federal securities laws. The Company did not refer on page 20 of the Offer to its financial statements previously provided to shareholders to satisfy the requirements of the United States federal securities law, but rather to comply with Canadian securities laws.
     10. Disclose in the offer the summary financial statement information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporate Finance’s Manual of Publicly Available Telephone Interpretations. In addition, on a supplemental basis, advise us as to how you intend to disseminate the summary financial information.
     Response: Because the Company is not required to furnish the financial information specified in Item 10 of Schedule TO, for the reasons set forth in our response to Comment 9 above, the Company is not required to include the summary financial information specified in Item 1010(c) of Regulation M-A.
*       *       *
     As we discussed on the telephone, because the Company believes that it is not required to furnish the financial information specified in Item 1010 of Regulation M-A and that the other changes to the Offer described above and set forth in Amendment No.

5	January 11, 2006

1 to its Schedule TO-I being filed in conjunction herewith are not material, the Company does not intend to disseminate a revised Offer to its shareholders.
     In accordance with the staff’s “Closing Comment”, we have included as an attachment to this letter a written statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding the above, please contact me at (212) 909-6694.
Sincerely,
/s/ Alan H. Paley
Alan H. Paley
cc:   Joanne Ferstman

6	January 11, 2006

Dundee Corporation
Scotia Plaza, Suite 5500
40 King Street West
Toronto, Ontario, Canada M5H 4A9

     In connection with responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to our Schedule TO-I, Dundee Corporation (the “Company”) hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated to the Commission or any person under the federal securities laws of the United States.

DUNDEE CORPORATION

By:	/s/ Joanne Ferstman

	Name:	Joanne Ferstman
	Title:	Executive Vice President, Chief Financial Officer and Corporate Secretary
	Date:	January 11, 2006